April 25, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D. C. 20549

File No. 000-17988

Dear Mr. Rosenberg:

This letter is in response to your letter of April 13, 2005 regarding Neogen Corporation’s Form 10-K for the fiscal year ended May 31, 2004 (the filing).

Neogen Corporation (the Company) acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; it understands that United States Securities and Exchange Commission (Commission) staff (staff) comments or changes in disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue Recognition, page 16

Staff Comment

1. We acknowledge your existing disclosures in MD&A and Notes to the Consolidated Financial Statements for your revenue recognition policy and sales allowances that reduce gross revenue, such as product returns and other significant discounts and allowances. We believe that your disclosures could be improved as follows:

a)	Disclose the nature and amount of each accrual (e.g. product returns and any other significant discounts and allowances) at the balance sheet date and the effect that could result from using other reasonably likely amounts or other type of sensitivity analysis.

b)	Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of new products.

c)	To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer demand, and third-party market research data comparing wholesaler inventory levels to end-customers demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and desegregated by expiration period.

d)	If applicable, discuss any shipments to distributors made as a result of incentives and/or in excess of your distributors’ ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

620 Lesher Place, Lansing MI 48912

517/372-9200  •  800/234-5333  •  fax: 517/372-0108

neogen-info@neogen.com  •  www.neogen.com

e)	You should consider disclosing a roll forward of the liability for each estimate for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

f)	If your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that changes in your estimates of these items had on your revenues and operations.

Company Response

The level of the allowance for credits is based on an estimate of credits issued or to be issued subsequent to the balance sheet date.

The amount of the allowance for credits is included as a part of the accounts receivable allowance and has been $75,000 in each of the past three years. The level of the allowance and the factors that are considered in estimating each accrual have not been separately disclosed due to the relative immateriality of the amount (i.e., less than 0.2% of total assets of $60,000,000).

Taking this information into account, and unless the Staff disagrees with our assessment of the materiality of this allowance, it would not be our intention to make additional disclosures in future Form filings. If such balances become significant in the future, we will make the Staff’s suggested disclosures as part of our annual financial reporting.

Notes to Consolidated Financial Statements

Summary of Accounting Policies - Goodwill and Intangible Assets, page F-7

Staff Comment

2. We acknowledge your disclosure that intangible assets are amortized on a straight-line basis over five to twenty years. We also acknowledge, in “Note 2 Goodwill and Other Intangible Assets” on page F-10, that approximately half of the intangibles assets are related to customer relationships. In this regard, please tell us why you believe amortizing your customer relationships on a straight-line basis is appropriate.

Company Response

The Customer Relationship Intangible in the amount of $1,900,000 arose in connection with the Company’s November 23, 2003 acquisitions of Hacco, Inc. and Hess & Clark, Inc. These companies are in the business of selling agricultural rodenticides and disinfectants principally in North and South America. Company management, while not having specific experience in the rodenticide and disinfectant business, has had long experience with agricultural products similarly distributed. Most of the customers for these products are reselling distributors and, although demanding, generally have a high degree of loyalty and turnover is low. Reliable customer turnover statistics were not available from the selling company; therefore, turnover was estimated based on management’s historical experience with other like products. One of the Company’s strong competitive advantages is a high level of customer service that has, in fact, resulted in an increase in the level of sales over the period from the acquisition of Hacco, Inc. and Hess & Clark, Inc., after giving effect to disruptions that accompanied supply concerns at the acquisition date. While the market for these products can be competitive, the Company saw no evidence at the date of the acquisition or subsequently that resulted in a conclusion that the life elected was inappropriate or that any diminution of the customer base was on anything but a straight line ratable basis.

620 Lesher Place, Lansing MI 48912

517/372-9200  •  800/234-5333  •  fax: 517/372-0108

neogen-info@neogen.com  •  www.neogen.com

The Company trusts that you find these comments responsive to your observations and questions and remains prepared to provide any additional information that you may require.

Sincerely,

/s/ James L. Herbert
James L. Herbert
President & CEO

/s/Richard R. Current
Richard R. Current
Vice President & CFO

620 Lesher Place, Lansing MI 48912

517/372-9200  •  800/234-5333  •  fax: 517/372-0108

neogen-info@neogen.com  •  www.neogen.com